AMNOR BOOKS, INC.

6337 South Highland Drive, #3052
Salt Lake City, Utah 84121
801-523-6063

December 5, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:    Jay Ingram

Pamela Howell

Re:    Registration Statement on Form SB-2, filed October 8, 2004

Commission File No. 333-119584

Dear Mr. Ingram and Ms. Howell:

As CEO and President of Amnor Books, Inc., I hereby request that the above-referenced registration statement be withdrawn, effective immediately.

If you have any questions regarding this request, please do not hesitate to contact the undersigned.

AMNOR BOOKS, INC.

/s/ Andrew Gallup

Andrew Gallup, CEO and President